Centre for NanoHealth
Swansea University

Swansea University
Prifysgol Abertawe

COLLABORATION AGREEMENT

between

Swansea University

AND

Compound Semiconductor Technologies Global Ltd

AND

BB Photonics UK Ltd

THIS AGREEMENT is dated 8th Jan 2016

PARTIES

(1) **SWANSEA UNIVERSITY** an educational institution formed by Royal Charter and Registered Charity Number 1138342, with its administrative office at Singleton Park, Swansea SA2 8PP (**University**).

(2) **COMPOUND SEMICONDUCTOR TECHNOLOGIES GLOBAL LIMITED** incorporated and registered in Scotland with company number SC211759 whose registered office is at 4 Stanley Boulevard, Hamilton International Technology Park, Blantyre, Glasgow G72 0BN. ("**Compound**").

(3) **BB PHOTONICS UK LIMITED** incorporated and registered in England and Wales with company number 09284949 whose registered office is at unit 5F South Hams Business Park Churchstow, Kingsbridge, Devon, TQ7 3QH. ("**BB**").

BACKGROUND

(A) Compound and BB ("**Collaborating Companies**") desire to engage with the University to perform certain Activity(s) (defined below) for the Collaborating Companies.

(B) The University is willing to perform such Activity upon the terms of this Agreement.

(C) In consideration of the promises and mutual covenants contained in this agreement and for good valuable consideration the parties agree as follows.

AGREED TERMS

2. INTERPRETATION

The following definitions and rules of interpretation apply in this agreement.

2.1 Definitions

Activity(s): means the research and development work undertaken by the University on behalf of the Collaborating Companies that relates to the Project as is more specifically detailed in the Specification detailed at Schedule 1.

Background Technology: any Intellectual Property, other than Foreground Intellectual Property, that is used in connection with the Project.

Collaborating Company Manager: the Collaborating Company manager for the Project, appointed in accordance with clause 6.1.

Deliverables: shall mean those items detailed in Schedule 2 to this Agreement to be delivered by the University to the Collaborating Companies.

Document: includes, in addition to any document in writing, any drawing, map, plan, diagram, design, picture or other image, tape, disk or other device or record embodying information in any form.

Foreground Intellectual Property: shall mean any tangible or intangible output of the Technical Consultancy Service, the Deliverables generated in the Activity in whatever form, whether or not it can be protected, as well as any rights attached to it, including IPR. This definition does not include:

a) any know-how utilised by the University when undertaking the Technical Consultancy Service;

b) any information utilised by the University when undertaking the Technical Consultancy Service that they are under a duty wither contractually or legally not to divulge to any party, the omittance of such information from the Foreground shall be made known to the Collaborating Companies.

In-put Material: all Documents, information and materials provided by the Collaborating Companies relating to the Project.

Intellectual Property Rights (IPR): patents, rights to inventions, copyright and neighbouring and related rights, trade marks, business names and domain names, rights in get-up, goodwill and the right to sue for passing off, rights in designs, rights in computer software, database rights, rights to use, and protect the confidentiality of, confidential information and all other intellectual property rights, in each case whether registered or unregistered and including all applications and rights to apply for and be granted, renewals or extensions of, and rights to claim priority from, such rights and all similar or equivalent rights or forms of protection which subsist or will subsist now or in the future in any part of the world.

Project: provision of dielectric deposition, processing and characterisation services.

Project Milestones: a date by which a part of the Project is estimated to be completed, as set out in the Project Plan.

Project Plan: the detailed plan describing the Project and setting out the estimated timetable (including Project Milestones) and responsibilities for the provision of the Activity agreed in accordance with clause 4.

Specification: means the detailed description of Technical Consultancy Service to be undertaken by the University under this Agreement as detailed in Schedule 1.

University Equipment: any equipment, including tools, systems, cabling or facilities, provided by the University or its subcontractors and used directly or indirectly in the supply of the Technical Consultancy Services.

University Manager: the University manager for the Project appointed under clause 5.1(f).

VAT: value added tax chargeable under English law for the time being and any similar additional tax.

2.2 Clause, Schedule and paragraph headings shall not affect the interpretation of this agreement.

2.3 A **person** includes a natural person, corporate or unincorporated body (whether or not having separate legal personality).

2.4 The Schedules form part of this agreement and shall have effect as if set out in full in the body of this agreement. Any reference to this agreement includes the Schedules.

2.5 Unless the context otherwise requires, words in the singular shall include the plural and in the plural shall include the singular.

2.6 Unless the context otherwise requires, a reference to one gender shall include a reference to the other genders.

2.7 This agreement shall be binding on, and ensure to the benefit of, the parties to this agreement and their respective personal representatives, successors and permitted assigns, and references to any party shall include that party's personal representatives, successors and permitted assigns.

2.8 A reference to a statute or statutory provision is a reference to it as amended, extended or re-enacted from time to time.

2.9 A reference to a statute or statutory provision shall include all subordinate legislation made from time to time under that statute or statutory provision.

2.10 A reference to **writing** or **written** includes fax and email.

2.11 Any obligation on a party not to do something includes an obligation not to allow that thing to be done.

3. **COMMENCEMENT AND DURATION**

3.1 The University shall provide the Activity to the Collaborating Companies on the terms and conditions of this agreement.

3.2 The University shall provide the Activity to the Collaborating Companies from **15th Feb 2016**.

3.3 The Activity supplied under this agreement shall continue to be supplied until the Project is completed in accordance with the Project Plan.

3.4 In instances where Project Plan Milestones are missed, for whatever reason, the parties shall work together to agree revised dates. This agreement will remain in full force and effect until such time as the Project is completed.

4. PROJECT PLAN

4.1 The Project Plan shall be agreed in the following manner:

(a) the Collaborating Companies shall provide the University with a request for a Project Plan, setting out the requirements and specifications of the Activity which it is requesting from the University, including a description of what work is to be done, dates by which each stage of the work is requested to be started and finished, In-put Materials and such other information as the University may request to allow the University to prepare a draft Project Plan;

(b) the University shall, as soon as reasonably practicable, provide the Collaborating Companies with a draft Project Plan; and

(c) the University and the Collaborating Companies shall discuss and agree the draft Project Plan and when it has been agreed, they shall both sign a copy of it and it shall become Schedule 2 to and subject to this agreement.

4.2 Once the Project Plan has been agreed and signed in accordance with clause 4.1(c), no amendment shall be made to it except in accordance with clause 7 and clause 16.

5. UNIVERSITY'S OBLIGATIONS

5.1 The University shall:

(a) use reasonable endeavours to provide the Technical Consultancy Services, and to deliver the Deliverables to the Collaborating Companies, in accordance with the Project Plan in all material respects.

(b) Designate persons with enough qualification and ability to undertake the Technical Consultancy Service.

(c) obtain and maintain all necessary licences and consents and comply with all relevant legislation in relation to the Technical Consultancy Services.

(d) ensure that all University Equipment is in good working order and suitable for the purposes for which it is used in relation to the Project and conforms to all relevant United Kingdom standards or requirements.

(e) use reasonable endeavours to meet any performance Project Milestones specified in the Project Plan, but any such dates shall be estimates only and time for performance by the University shall not be of the essence of this agreement.

(f) appoint the University Manager in respect of the Project and shall use reasonable endeavours to ensure that the same person acts as the University's Manager throughout the term of the Project.

6. COLLABORATING COMPANIES OBLIGATIONS

6.1 Each Collaborating Company shall:

(a) co-operate with the University in all matters relating to the Activity and appoint a Collaborating Company Manager in relation to the Project, who shall have the authority contractually to bind the Collaborating Company on matters relating to that Project;

(b) provide, in a timely manner, such In-put Material and other information as the University may require, and ensure that it is accurate in all material respects;

6.2 If the Supplier's performance of its obligations under this agreement is prevented or delayed by any act or omission of either or both Collaborating Companies, its agents, subcontractors, consultants or employees, the University shall not be liable for any costs, charges or losses sustained or incurred by the Collaborating Companies that arise directly or indirectly from such prevention or delay.

6.3 The Collaborating Companies shall not, without the prior written consent of the University, at any time from the date of this agreement to the expiry of 12 months after the completion of the Project, solicit or entice away from the University or employ or attempt to employ any person who is, or has been, engaged as an employee of the University in the provision of the Technical Consultancy Services.

7. CHANGE CONTROL

7.1 The Collaborating Company's Manager and the University's Manager shall meet in accordance with the Project Plan to discuss matters relating to the Project. If either party wishes to change the scope or execution of the Technical Consultancy Services, it shall submit details of the requested change to the other in writing.

7.2 If a party requests a change to the scope or execution of the Technical Consultancy Services, the University shall, within a reasonable time, provide a written estimate to the Collaborating Companies of:

(a) the likely time required to implement the change;

(b) any necessary variations to the University's charges arising from the change;

(c) the likely effect of the change on the Project Plan; and

(d) any other impact of the change on this agreement.

7.3 If the Collaborating Companies wishes the University to proceed with the change, the University has no obligation to do so unless and until the parties have agreed the necessary variations to its charges, the Project Plan and any other relevant terms of this agreement to take account of the change and this agreement has been varied in accordance with clause 16.

7.4 Notwithstanding clause 7.3, the University may, from time to time and without notice, change the Activity in order to comply with any applicable safety or statutory requirements, provided that such changes do not materially affect the nature, scope of, or the charges for the Technical Consultancy Services. The University may, from time to time change the Technical Consultancy Services, provided that such changes do not materially affect the nature or quality of the Activity and, where practicable, it will give the Collaborating Companies at least one months' notice of any change.

7.5 The University may charge for the time it spends assessing a request for change from the Collaborating Companies on a time and materials basis in accordance with clause 8.

8. **CHARGES AND PAYMENT**

8.1 In consideration of the provision of the Activity by the University, the Collaborating Companies shall pay their respective charges as set out in Schedule 3.

8.2 In the event that University staff are required to visit and work from a Collaborating Companies premises for whatever reason, the fixed price detailed in Schedule 3 excludes the cost of hotel, subsistence, travelling and any other ancillary expenses reasonably incurred by the individuals whom the University engages in connection with the Technical Consultancy Services.

8.3 The Collaborating Companies shall pay each invoice submitted to it by the University, in full and in cleared funds, within 30 days of receipt to a bank account nominated in writing by the University.

8.4 Without prejudice to any other right or remedy that it may have, if either Collaborating Company fails to pay the University on the due date:

(a) that Collaborating Company shall pay interest on the overdue amount at the rate of 4% per annum above Barclay Bank's PLC base rate from time to time. Such interest shall accrue on a daily basis from the due date until actual payment of the overdue amount, whether before or after judgment. The Collaborating Company shall pay the interest together with the overdue amount; and

(b) the University may suspend all Activity until payment has been made in full.

8.5 All sums payable to the University under this agreement shall become due immediately on its termination, despite any other provision. This clause 8.5 is without prejudice to any right to claim for interest under the law, or any such right under this agreement.

8.6 All amounts due under this agreement shall be paid in full without any set-off, counterclaim, deduction or withholding (other than any deduction or withholding of tax as required by law).

9. INTELLECTUAL PROPERTY RIGHTS

9.1 All Background Intellectual Property is and shall remain the exclusive property of the party owning it (or, where applicable, the third party from whom its right to use the Background Intellectual Property has derived).

9.2 Subject to clause 9.3, Foreground Intellectual Property generated in the performance of this agreement shall vest in and be owned the Collaborating Companies. For the avoidance of doubt, all Foreground IP generated solely in discussion and activities directed by BB will be the sole property of BB, and all Foreground IP generated solely in discussion and activities directed by Compound will be the sole property of Compund.

9.3 To the extent that any Foreground Intellectual Property jointly arises between the University and BB or the University and Compound, (depending on whose statement of work is used to derive the Foreground IP), it shall be jointly owned in equal and undivided shares by the respective parties.

9.4 Each party shall immediately give written notice to the other party of any actual, threatened or suspected infringement of any party's Background Intellectual Property.

9.5 The Collaborating Companies hereby grants the University an irrevocable, non-exclusive, non-transferable, non-sublicensable worldwide, royalty free licence to use all Foreground Intellectual Property solely for the use of its own internal research.

9.6 The University may, and shall notify the Collaborating Companies before doing so, publish for scientific and educational purposes information in the Foreground Intellectual Property, provided that no IPR novelty shall be disclosed or affected.

10. CONFIDENTIALITY

10.1 The Collaborating Companies undertake that it shall not at any time, disclose to any person technical or commercial know-how, specifications, inventions, processes or initiatives which are of a confidential nature and have been disclosed to the Collaborating Company by the University, its employees, agents, consultants or subcontractors and any other confidential information concerning the University's business or its products which the Collaborating Company may obtain, except as permitted by clause 10.2.

10.2 The Collaborating Companies may disclose the University's confidential information:

(a) to its employees, officers, representatives or advisers who need to know such information for the purposes of exercising the party's rights or carrying out its obligations under or in connection with this agreement. Each party shall ensure that its employees, officers, representatives or advisers ("**Representatives**") to whom it discloses the other party's confidential information comply with this clause 9.1; and

(b) as may be required by law, a court of competent jurisdiction or any governmental or regulatory authority.

10.3 Any breach of this clause by a Representative will be deemed as a breach by the Party to this agreement who released the Confidential Information to that Representative.

10.4 The Collaborating Companies shall not use the University's confidential information for any purpose other than to exercise its rights and perform its obligations under or in connection with this agreement.

11. LIMITATION OF LIABILITY

11.1 Nothing in this agreement limits or excludes the University's liability for:

(a) death or personal injury caused by its negligence;

(b) fraud or fraudulent misrepresentation.

11.2 Subject to clause 11.1, the University shall not be liable to the Collaborating Companies, whether in contract, tort (including negligence), for breach of statutory duty, or otherwise, arising under or in connection with this agreement for:

(a) loss of profits;

(b) loss of sales or business;

(c) loss of agreements or contracts;

(d) loss of anticipated savings;

(e) loss of or damage to goodwill;

(f) loss of use or corruption of software, data or information;

(g) any indirect or consequential loss.

11.3 Subject to clause 11.1 and clause 11.2, the University's total liability to the Collaborating Companies, collectively or individually, whether in contract, tort (including negligence), for breach of statutory duty, or otherwise, arising under or in connection with this agreement shall be limited to 100% of the total fees paid under this agreement.

12. DATA PROTECTION AND FREEDOM OF INFORMATION

Data Protection

12.1 The parties shall comply with the notification requirements under the Data Protection Act ("**DPA**")

12.2 The parties shall duly observe their obligations under the DPA which arise in connection with this Agreement.

Freedom of Information

12.3 It is acknowledged that the University is subject to the requirements of the FOIA and, should the request relate to the Technical Consultancy Service delivered to the University, both Parties shall assist and co-operate with each other to enable the University, to comply with disclosure requirements under the FOIA.

13. TERMINATION

13.1 Without affecting any other right or remedy available to it, either party may terminate this agreement with immediate effect by giving written notice to the other party if:

(a) the other party fails to pay any amount due under this agreement on the due date for payment and remains in default not less than 30 days after being notified in writing to make such payment;

(b) the other party commits a material breach of any term of this agreement which breach is irremediable or (if such breach is remediable) fails to remedy that breach within a period of 14 days after being notified in writing to do so;

(c) the other party repeatedly breaches any of the terms of this agreement in such a manner as to reasonably justify the opinion that its conduct is inconsistent with it having the intention or ability to give effect to the terms of this agreement;

(d) the other party is deemed unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986;

(e) the other party commences negotiations with all or any class of its creditors with a view to rescheduling any of its debts, or makes a proposal for or enters into any compromise or arrangement with any of its;

(f) a petition is filed, a notice is given, a resolution is passed, or an order is made, for or in connection with the winding up of that other party;

(g) an application is made to court, or an order is made, for the appointment of an administrator, or if a notice of intention to appoint an administrator is given or if an administrator is appointed, over the other party;

(h) a creditor or encumbrancer of the other party attaches or takes possession of, or a distress, execution, sequestration or other such process is levied or enforced on or sued against, the whole or any part of the other party's assets and such attachment or process is not discharged within 14 days;

(i) any event occurs, or proceeding is taken, with respect to the other party in any jurisdiction to which it is subject that has an effect equivalent or similar to any of the events mentioned in clause 13.1(d) to clause 13.1(h) (inclusive);

(j) the other party suspends or ceases, or threatens to suspend or cease, carrying on all or a substantial part of its business;

(k) there is a change of control of the other party (within the meaning of section 1124 of the Corporation Tax Act 2010).

13.2 Without affecting any other right or remedy available to it, either party may terminate this agreement without liability before the project start date of **15th Feb 2016**. After which time standard termination clauses apply.

14. CONSEQUENCES OF TERMINATION

14.1 On termination or expiry of this agreement:

(a) the Collaborating Company shall immediately pay to the University all of the University's outstanding unpaid invoices and interest and, in respect of Technical Consultancy Service supplied but for which no invoice has been submitted, the University may submit an invoice, which shall be payable immediately on receipt;

(b) the following clauses shall continue in force: clause 9 (Intellectual property rights), clause 9.1 (Confidentiality and the Supplier's property), clause 11 (Limitation of liability), clause 14.1, clause 23 (Notices), clause, clause 25 (Governing law and jurisdiction).

14.2 Termination or expiry of this agreement shall not affect any rights, remedies, obligations or liabilities of the parties that have accrued up to the date of termination or expiry, including the right to claim damages in respect of any breach of the agreement which existed at or before the date of termination or expiry.

15. FORCE MAJEURE

15.1 Neither party shall be in breach of this agreement nor liable for delay in performing, or failure to perform, any of its obligations under this agreement if such delay or failure result from events, circumstances or causes beyond its reasonable control. In such circumstances the time for performance shall be extended by a period equivalent to the period during which performance of the obligation has been delayed or failed to be performed.

15.2 If the period of delay or non-performance continues for 12 weeks, the party not affected may terminate this agreement by giving 14 days' written notice to the affected party.

16. VARIATION

Subject to clause 4 and clause 7, no variation of this agreement shall be effective unless it is in writing and signed by the parties (or their authorised representatives).

17. WAIVER

No failure or delay by a party to exercise any right or remedy provided under this agreement or by law shall constitute a waiver of that or any other right or remedy, nor shall it prevent or restrict the further exercise of that or any other right or remedy. No single or partial exercise of such right or remedy shall prevent or restrict the further exercise of that or any other right or remedy.

18. SEVERANCE

18.1 If any provision or part-provision of this agreement is or becomes invalid, illegal or unenforceable, it shall be deemed modified to the minimum extent necessary to make it valid, legal and enforceable. If such modification is not possible, the relevant provision or part-provision shall be deemed deleted. Any modification to or deletion of a provision or part-provision under this clause shall not affect the validity and enforceability of the rest of this agreement.

19. Entire agreement

19.1 This agreement constitutes the entire agreement between the parties and supersedes and extinguishes all previous agreements, promises, assurances, warranties, representations and understandings between them, whether written or oral, relating to its subject matter.

19.2 Each party agrees that it shall have no remedies in respect of any statement, representation, assurance or warranty (whether made innocently or negligently) that is not set out in this agreement. Each party agrees that it shall have no claim for innocent or negligent misrepresentation based on any statement in this agreement.

19.3 Nothing in this clause shall limit or exclude any liability for fraud.

20. Assignment and other dealings

20.1 This agreement is personal to the Collaborating Company and the Collaborating Company shall not assign, transfer, mortgage, charge, subcontract, declare a trust over or deal in any other manner with any of its rights and obligations under this agreement.

20.2 The University may at any time assign, mortgage, charge, declare a trust over or deal in any other manner with any or all of its rights under this agreement, provided that the University gives prior written notice of such dealing to the Collaborating Company.

21. No partnership or agency

21.1 Nothing in this agreement is intended to, or shall be deemed to, establish any partnership or joint venture between any of the parties, constitute any party the agent of another party, or authorise any party to make or enter into any commitments for or on behalf of any other party.

21.2 Each party confirms it is acting on its own behalf and not for the benefit of any other person.

22. Third party rights

No one other than a party to this agreement, their successors and permitted assignees, shall have any right to enforce any of its terms.

23. Notices

23.1 Any notice or other communication given to a party under or in connection with the agreement shall be in writing, addressed to that party at its registered office or such other address as that party may have specified to the other

party in writing in accordance with this clause, and shall be delivered personally, or sent by pre-paid first class post or other next working day delivery service, commercial courier, fax or email.

23.2 A notice or other communication shall be deemed to have been received: if delivered personally, when left at the address referred to in clause25.1; if sent by pre-paid first class post or other next working day delivery service, at 9.00 am on the second Business Day after posting; if delivered by commercial courier, on the date and at the time that the courier's delivery receipt is signed; or, if sent by fax or email, one Business Day after transmission.

23.3 The provisions of this clause shall not apply to the service of any proceedings or other documents in any legal action.

24. COUNTERPARTS

24.1 This agreement may be executed in any number of counterparts, each of which when executed shall constitute a duplicate original, but all the counterparts shall together constitute the one agreement.

25. GOVERNING LAW

This agreement and any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the law of England and Wales who shall have exclusive jurisdiction to settle any dispute.

This agreement has been entered into on the date stated at the beginning of it.

Authorised Signatory on behalf of the University: ____________

Name: Marc Anson

Title: Solicitor

Date: 19-1-16.

Authorised Signatory on behalf of Compound Semiconductor Technologies Global Ltd: [signature]

Name: NEIL MARTIN

Title: CEO

Date: 13/1/16.

Authorised Signatory on behalf of BB Photonics Ltd: WB

Name: Dr. William S. Ring

Title: CEO and President

Date: 1-12-16

Schedule 1 Technical Consultancy Services

Compound & BB require SW expertise and facilities for semiconductor fab process development, involving access to CNH clean rooms and equipment therein, and characterisation services.

Full description of technical services to be provided for Compound & BB is outlined in the Project Plan attached at Schedule 2.

Schedule 2 Project Plan and Deliverables

1. **UNIVERSITY DELIVERY OBLIGATIONS**

1.1 The University shall provide:

(a) 120 full days access to CNH clean fabrication equipment (including PECVD, ICP, SUSS mask aligner & associated photo lithography equipment) & SEM. The initial plan is to split this 25% Compound & 75% BB, but this may be proportioned differently (with corresponding changes to invoices) at any stage if agreed by all parties (and signed off by the Named Project Managers). Swansea's named project manager for this contract is **Dr Matt Elwin** - who is authorised to sign off final project plan details (in sections 3 & 4 of Schedule 2) and changes (within the total budget) on behalf of Swansea University, subject to clauses 4, 7 & 16.

(b) full support of the following measurements for films deposited by the University, Compound or BB:

(i) pre & post wafer stress measurements for 4" Si, GaAs or InP wafers.

(ii) film thickness & RI measurements as required (eg at 633nm &/or 1300nm).

(c) Researcher & Managerial Support for 12months

1.2 The University shall communicate regularly to all parties on plans & progress as required.

1.3 The University shall strive to achieve the deliverables set out herein, however progress will depend on results and feedback, and the University cannot guarantee to meet all deliverables in the time frames detailed in this agreement, but the University will deliver as much as possible within this contract, and will communicate regularly with BB and Compound on progress and plans.

2. **NRN DELIVERABLES**

2.1 This agreement is made possible by the NRN grant awarded to Swansea on the basis of delivering certain outputs. The outputs from the grant proposal are described below in 2.2 and will be delivered by the team, but managed by Swansea.

2.2 Detailed text from NRN application:

This collaborative project represents one NRN project but due to the number of partners involved it will deliver collaborations with up to 10 new companies on research projects with NRN partners (see table below).

This project will create significant IP in the form of proprietary know-how, and it is expected that the process development work package with BB Photonics will generate 1 patent family, and although commercially sensitive once patents are protected it is expected that at least 2 journal papers and 1 conference paper would be accepted for publication.

During the course of the project, a range of funding applications will be submitted to accelerate the development pipeline. A number of relevant Innovate UK & Eurostars calls have been identified by CST (as detailed in section 11.2) who have an established track record of winning such funding, and work conducted through this project will provide essential input into these funding applications. Funding will also be sort via EPSRC & H2020. The PI, who has an excellent track record in securing RCUK and Innovate UK (TSB) funding (over £2M in last 3yrs), will submit EPSRC proposals with new partners established through this project. The consortium will also actively engage in the H2020 program and use its extended networks to create new partnerships and seek to submit proposals during and following the project period. It is therefore expected that this project will significantly increase the volume of competitively-won grant funding for collaborative research.

Additionally, the new relationships developed through this project are also expected to provide a conduit for future collaborations and secure additional funding from industry – contributing approx. £50k per annum (in 2016, 2017 & 2018) to this metric.

2.3 NRN KPIs

Possible collaborators via CST Candidate:

Institution	Institutional web pages	Name of contact
BBPhotonics (SME, Torquay)	www.bbphotonics.com	Dr Bill Ring
CST (SME, Glasgow)	www.compoundsemi.co.uk	Dr Andrew McKee
IQE Plc (Cardiff)	www.iqep.com	Dr Wyn Meredith
SPTS (Wales)	http://www.spts.com/	Dr. Huma Ashraf
Advanced Hall Sensors (SME, Manchester)	www.ahsltd.com	Prof Mohamed Missous
Optelian Ottawa, Canada)	www.optelian.com	Simon Benwell
Renishaw (Research dept Edinburgh)	www.renishaw.co.uk	Prof Nick Weston

Amethyst Research (SME, Glasgow)	www.amethyst-research.co.uk	Dr Terry Golding
VI Systems (SME, Berlin)	www.v-i-systems.com	Dr Joerg Kropp
Gas Sensing Solutions (SME, Cumbernauld)	www.gassensing.co.uk	Dr Calum MacGregor

Key Performance Indicators (KPI)	**Number**	**Responsible**
No. of high quality, original research papers published in peer-reviewed journals *(if approved by all parties)*	2	Swansea
No. of abstracts accepted for presentation at national or international conferences *(if approved by all parties)*	1	All
Number of patents applied for	2	BB
Number of STEM outreach events held	2	Swansea
Students or PDRAs employed in anchor or regionally important companies	1	All
Students or PDRAs employed other companies once work is complete	1	All

Grant proposals to:	**Value to submit (£k)**	**Forecast to win (£k)**	**Responsible**
RCUK (eg EPSRC)	£1M	£0.5M	Swansea
EU (ERC or H2020) Eurostars 2016 H2020	CRD project £1.5M value £3.5M	£0.7M for UK partners	All
Industry or TSB: Technology Inspired Innovation Call 2015	Feasibility Study (£0.15M)-submitted 9Sep2015	£0.15M	All
Technology Inspired Innovation Call 2016	Full CRD project x 2 (£1M)	£0.5M	All
Direct Industry Funding into Wales (Swansea, CNH) from CST & clients for future development projects	Target £50k per yr for 2015-18	£0.2M (£40k already secured for 2015)	All

3. Compound Project Plan and Deliverables

Details to be finalised and signed off by Compounds Project Manager, **Dr Andy Mckee** & SW Project Manager, **Dr Matt Elwin**. Any subsequent changes

to the agreed project plan and deliverables will also be agreed and signed off by Andy Mckee & Matt Elwin, as per clause's 4, 7 & 16.

4. **BB PROJECT PLAN AND DELIVERABLES**

Details to be finalised and signed off by BB's Project Manager, **Dr Bill Ring** & SW Project Manager, **Dr Matt Elwin**. Any subsequent changes to the agreed project plan and deliverables will also be agreed and signed off by Bill Ring & Matt Elwin, as per clause's 4, 7 & 16.

Schedule 3 Pricing

Part 1. Price and Payment

(Prices quoted are exclusive of VAT)

Pricing is based on terms submitted as part of an NRN industrial fellow application, made by Swansea on behalf of Compound & Partners. The actual costs (total £90k) are those to be invoiced to Compound & BB, and other NRN grant contributions & estimated inkind costs are provided for information only.

Costs to be invoiced by Swansea to Compound & BB	£
120 days access to device clean room or SEM (@ £500 per day)	60,000
Contribution to staff time (CST candidate, SW RA support), travel & all fab consumables including SI wafers, gases, chemical, resists & developers (excludes GaAs & InP wafers and photo masks)	69,491
NRN grant income	-39,491
Total (ex VAT)	**90,000**

Estimated costs for remaining staff time & consumables to be provided inkind	£
From Swansea (additional tech & managerial support)	16,000
From CST & BBP (product substrates, CST fab processing & CST & BBP engineering effort)	30,000
Total	46,000

Payment terms (30days from invoice)	£
25% at project start	22,500
25% at 4months or after 40 fab days	22,500
25% at 8months or after 80 fab days	22,500
25% at 12months or after 120 fab days (on completion of final report)	22,500

Approximate invoice dates assuming 15th Feb 2016 project start

CST Payment (£)	BBP Payment (£)	Total (£)	Approx Invoice Dates
5625	16875	22500	15th Feb 2016
5625	16875	22500	15th Jun 2016
5625	16875	22500	15th Oct 2016
5625	16875	22500	15th Feb 2017

Swansea University
Prifysgol Abertawe

DATED
4. MARCH. 2016

AMENDMENT AGREEMENT

RELATING TO COLLABORATION AGREEMENT DATED 8 JANUARY 2016

THIS AGREEMENT is dated 2016

PARTIES

(1) **SWANSEA UNIVERSITY**, an educational institution with its administrative office at Singleton Park Swansea SA2 8PP, UK.

(2) **COMPOUND SEMICONDUCTOR TECHNOLOGIES GLOBAL LIMITED**, incorporated and registered in Scotland with a company number of SC211759 whose registered officer is at 4 Stanley Boulevard, Hamilton International Technology Park, Blantyre, Glasgow, G72 0BN

(3) **BB PHOTONICS UK LIMITED** incorporated and registered in Engalnd and Wales with a company number of 09284949 whose registered office is at Unit 5F South Hams Business Park Chrurchstow, Kingsbridge, Devon, TQ7 3QH

Hereinafter referred to as **Party** or **Parties** as appropriate

BACKGROUND

(A) The Parties entered into a collaboration agreement dated 8 January 2016 (the "**Original Agreement**").

(B) The Parties have agreed to amend the Original Agreement as set out in this Amendment Agreement.

(C) This agreement is supplemental to the Original Agreement

AGREED TERMS

1. **DEFINITIONS AND INTERPRETATION**

1.1 Terms defined in the Original Agreement shall have the same meaning when used in this Amendment Agreement, unless defined below. In addition, the definitions below apply in this Amendment Agreement.

Amendment Agreement: means this agreement

Original Agreement: has the meaning given in recital (A).

Effective Date: means the date of last signature to this a Amendment Agreement

1.2 The rules of interpretation of the Original Agreement shall apply to this Amendment Agreement as if set out in this agreement save that references in the Original Agreement to "this agreement" shall be construed as references to this Amendment Agreement.

1.3 In this Amendment Agreement:

(a) any reference to a "clause" or "Schedule 1" is, unless the context otherwise requires, a reference to a clause or Schedule 1 of this agreement; and

(b) clause and Schedule 1 headings are for ease of reference only.

1.4 Schedule 1 forms part of this Amendment Agreement and shall have effect as of set out in full in the body of this Amendment Agreement. Any reference to this Amendment Agreement includes the Annex.

2. AMENDMENT OF THE ORIGINAL AGREEMENT

2.1 The Original Agreement shall be amended with effect on and from the Effective Date.

2.2 The amendments to the Original Agreement are captured in Schedule 1 to this Amendment Agreement.

2.3 Save for as is amended in this Amendment Agreement all other provisions in the Original Agreement shall continue in full force and effect.

3. MISCELLANEOUS

3.1 This Amendment Agreement may be executed in any number of counterparts, each of which when executed shall constitute a duplicate original, but all the counterparts together shall constitute one agreement.

4. THIRD PARTY RIGHTS

4.1 A person who is not a party to this Amendment Agreement shall not have any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce, or enjoy the benefit of, any term of this agreement. This does not affect any right or remedy of a third party which exists, or is available, apart from that Act.

5. GOVERNING LAW AND JURISDICTION

5.1 This Amendment Agreement and any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the law of England and Wales.

5.2 Each party irrevocably agrees that the courts of England and Wales shall have exclusive jurisdiction over any dispute or claim that arises out of or in connection with this agreement or its subject matter or formation (including non-contractual disputes or claims).

This Amendment Agreement has been entered into on the date stated at the beginning of it.

Schedule 1 Amendment to the Original Agreement

Clause 3.2 shall be replaced with the following:

"3.2 The University shall provide the Activity to the Collaborating Companies from the 4 March 2016."

Clause 13.2 shall be replaced with the following:

"13.2 Subject to the exiting party paying the first quarter payment of £5625.00, any Party may terminate this agreement on or before 1 May 2016. After which time the standard termination clauses shall apply".

Schedule 3 the table outlining invoice dates shall be updated as follows:

Approximate invoice dates assuming 4th March 2016 project start

CST Payment (£)	BBP Payment (£)	Total (£)	Approx Invoice Dates
5625	5625	11250	4th March 2016
5625	22500	28125	4th July 2016
5625	22500	28125	4th Nov 2016
5625	16875	22500	4th March 2017
22500	67500	90000	

1. **SWANSEA UNIVERSITY**

Name: Marc Anson

Title: Solicitor / contracts Manager

Date: 8/3/2016

Authorised signature

M Anson

2. **COMPOUND SEMICONDUCTOR TECHNOLOGIES GLOBAL LIMITED**

Name: Dr. Andrew McKee

Title: Director of Engineering, CST

Date: 8-March-2016

Authorised signature

A. McKee

3. **BB PHOTONICS UK LIMITED**

Name: Dr. William S. Ring

Title: CEO and President

Date: 3/7/16

Authorised signature

WR